SFSB, INC.

2007 Annual Report

SFSB, INC.

2007 ANNUAL REPORT

SFSB, INC.
1614 Churchville Road
Bel Air, Maryland 21015
(443) 265-5570

Dear Fellow Stockholder:

Our company's financial results for the year ending December 31, 2007 are detailed on the pages that follow. I am pleased to report to you that earnings increased to $103,000.00 in 2007 as compared to $18,000.00 in 2006 even though there was an 18 basis point decrease in the net interest margin from 2006. In addition, fourth quarter net income for 2007 increased to $124,000 from $68,000 in 2006. The reason for the increase in earnings can be contributed to the continued progress made in implementing strategies formed during a strategic planning meeting of the board of directors and the bank's officers held during the second quarter of 2006.

In February 2007, we hired an experienced commercial loan originator to further our goal of increasing the average outstanding balance of our commercial loan portfolio. Beginning June 15, 2007, we created Slavie Financial Services by hiring an experienced certified financial planner. This will allow the bank to offer our customers the potential to reach their financial goals through the sale of non-insured investment products and by offering fee based planning. This strategy, if successful, may enable us to reach our goal of increasing fee income. As a further commitment to our strategy of increasing the average outstanding balance of our commercial loan portfolio, we hired another experienced commercial real estate lender in November 2007. This is further proof of our continued efforts to boost the yield on our interest earnings assets.

As for products and services, we continue to intensify our marketing strategy by offering incentives to attract new checking accounts in an effort to obtain our goal of decreasing the yield on our interest bearing liabilities. During 2007, we began to offer a Health Savings Account, the Coverdell Education Account and Merchant Bank Card Services. We have informed our customers of the hiring of new executive personnel and the launching of new products through the distribution of our quarterly newsletter, Today's Slavie. During 2008, our Product Development and Review Committee expects to implement Remote Deposit, a Slavie Credit Card, Foreign Currency and Check Imaging Services.

As in 2007, our business strategy for 2008 is to grow and improve profitability by increasing loan diversification with an emphasis on commercial lending, building sources of fee income to increase non-interest income, increasing residential loan originations to sell on the secondary market and leveraging excess equity to improve earnings. For the year ended December 31, 2007, we were able to decrease non-interest expenses by $196,000.00 compared to the year ended December 31, 2006. Our directors, officers, management and staff remain committed in a unified effort to improve the bank's profitability.

In closing, we will continue to repurchase our stock and our discussion at the Board level about the possibility of paying a dividend should earnings continue to increase. On behalf of the directors, officers, management and staff, I thank you for your patience, support and confidence during these turbulent times in the financial marketplace.

Sincerely,

Philip E. Logan

Philip E. Logan
President, Chief Executive Officer and
Chairman of the Board

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The information at and for the year ended December 31, 2007, 2006 and 2005 is derived in part from the audited consolidated financial statements of SFSB, Inc. The following information is only a summary, and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this annual report. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	At December 31,		
	2007	2006	2005
		(In Thousands)	
Selected Financial Condition Data:			
Total assets	$172,244	$174,225	$171,067
Cash and cash equivalents	1,277	2,851	1,342
Loans receivable[(1)]	147,744	147,118	144,609
Investment securities	14,189	15,726	16,676
Deposits	114,098	111,823	109,623
Borrowings	34,000	39,000	36,000
Equity	21,769	22,365	22,805

(1) Net of loans in process, allowance for loan losses and deferred loan fees.

	Years Ended December 31,		
	2007	2006	2005
	(In Thousands, Except for per Share Data)		
Selected Operating Data:			
Total interest income	$9,414	$9,091	$7,720
Total interest expense	6,137	5,467	3,795
Net interest income	3,277	3,624	3,925
Provision for loan losses	244	376	58
Net interest income after provision for loan losses	3,033	3,248	3,867
Other income	434	277	234
Non-interest expense	3,286	3,482	3,700
Income taxes	78	25	162
Net income	$ 103	$ 18	$ 239
Basic Earnings per Share	$ 0.04	$ 0.01	$ 0.08
Diluted Earnings per Share	$ 0.04	$ 0.01	$ 0.08

	At or for the Years Ended December 31,		
	2007	2006	2005
Selected Financial Ratios and Other Data:			
Performance Ratios:			
Return on average assets[1]	0.06%	0.01%	0.15%
Return on average equity	0.46	0.08	1.05
Net loans to total assets	85.78	84.44	84.53
Net yield on average interest-earning assets	5.70	5.43	5.05
Net cost of average interest bearing liabilities	4.19	3.68	2.83
Net interest rate spread[2]	1.51	1.75	2.22
Net interest margin[3]	1.99	2.17	2.57
Average interest-earning assets to average interest bearing liabilities	1.13x	1.13x	1.14x
Non-interest expense to average assets	1.91%	2.00%	2.31%
Average equity to average assets	12.89	12.93	14.22
Efficiency ratio[4]	88.55	89.26	88.96
Capital Ratios:			
Tangible ratio	9.81%	9.62%	9.70%
Tier 1 core ratio	9.81	9.62	9.70
Total risk-based capital ratio	17.36	17.79	18.26
Asset Quality Ratios:			
Net charge-offs to average nonperforming assets	9.94%	—%	—%
Net charge-offs to average loans outstanding	0.08	—	—
Allowance for loan losses to gross loans outstanding	0.65	0.57	0.32
Non-performing loans to total assets	0.27	0.85	0.73
Non-performing assets to total assets	0.90	0.85	0.73
Non-performing loans to total loans	0.32	1.01	0.86
Other Data:			
Number of full-service offices[5]	2	2	3

(1) Ratio of net income to average total assets.

(2) The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3) Net interest income divided by average interest-earning assets.

(4) The efficiency ratio represents the ratio of non-interest expenses divided by the sum of net interest income and non-interest income.

(5) We closed our Edgewood branch on February 24, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SFSB, Inc. is a federal corporation, which was organized in 2004 as part of the mutual holding company reorganization of Slavie Federal Savings Bank. Our principal asset is our investment in Slavie Federal Savings Bank. We are a majority owned subsidiary of Slavie Bancorp, MHC, a federally chartered mutual holding company. In connection with the reorganization, we sold 1,339,031 shares of our common stock and issued 1,636,594 shares to our mutual holding company parent. The net proceeds from our stock offering totaled $12,710,000. At December 31, 2007, we had consolidated assets of $172,244,000, deposits of $114,098,000 and shareholders' equity of $21,769,000.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, including the related footnotes to the consolidated financial statements, included elsewhere in this annual report.

Overview

Earnings increased to $103,000 in 2007 as compared to $18,000 in 2006 primarily due to an increase in interest income as a result of an increase in higher yielding commercial loan originations, a decrease in the provision for loan losses, an increase in fee income from loans sold and gain on sale of loans as a result of selling residential loan originations and an increase in fee income from commissions earned through a financial services operation established in mid-year. The increase also resulted from a decrease in non-interest expenses. These increases were partially offset by an increase in interest expense as a result of an increase in deposits in an interest rate environment in which our customers are moving their funds into shorter term accounts with higher interest rates. Interest income increased $323,000, or 3.55%, non-interest income increased $157,000, or 56.68% and non-interest expenses decreased $196,000, or 5.63%. These improvements were partially offset by a $670,000, or 12.26%, increase in interest expenses.

Assets declined to $172,244,000 in 2007 as compared to $174,225,000 in 2006 primarily because of our use of cash to repay $5,000,000 of borrowings. The decline is also the result of a decrease in cash and cash equivalents of $1,574,000, or 55.21%, to $1,277,000 at December 31, 2007 from $2,851,000 at December 31, 2006, a decrease in investment securities held to maturity of $1,000,000, or 25.00%, to $3,000,000 at December 31, 2007 from $4,000,000 at December 31, 2006, a decrease in mortgage backed securities held to maturity of $953,000, or 29.78%, to $2,247,000 at December 31, 2007 from $3,200,000 at December 31, 2006, and a decrease in Federal Home Loan Bank stock of $254,000, or 12.11%, to $1,844,000 at December 31, 2007 from $2,098,000 at December 31, 2006. These decreases were partially offset by an increase in our loan portfolio of $626,000, or 0.43%, to $147,744,000 at December 31, 2007 from $147,118,000 at December 31, 2006 and an increase in investment securities available for sale of $416,000, or 4.88%, to $8,942,000 at December 31, 2007 from $8,526,000 at December 31, 2006.

As discussed in the Asset Quality section of our Annual Report on Form 10-K for the year ended December 31, 2007, we hold a 19% participation (approximately $1,083,000 in unpaid principal balance) in an acquisition and development loan. This loan is a foreclosed real estate participation loan. In June 2007, a real estate developer made an offer to purchase the foreclosed property and the lead participating bank accepted a letter of intent on June 26, 2007. The lead participating bank executed a contract with a 90 day feasibility study period on July 26, 2007, which was extended to expire on November 15, 2007. Prior to its expiration, the lead participating bank agreed to extend the contract to expire on January 19, 2008. Subsequently, the lead participating bank extended the contract to expire on June 15, 2008. With a pending settlement before the end of the third quarter of 2008, we expect to recover the carrying amount of the real estate, although there can be no assurance that this will be the case. Additionally, a $100,000 business line of credit loan, restructured in the third quarter of 2007, is classified as impaired, because we believe that there is a substantial likelihood that we will not collect the total amount of the outstanding principal balance on this loan.

In addition, we now offer a comprehensive and full service approach to managing finances and investing in the future. The creation of Slavie Financial Services and the addition of a certified financial planner in June 2007 enables us to bring investment guidance and financial planning expertise to our customers, while expanding our ability to provide personalized services that focus on the successful financial well being of our customers.

As a gesture of our commitment to our customers and neighbors, and as a result of successful events held in 2006, the Bank celebrated Customer Appreciation Days at each of its two branch locations again in 2007, promoting its newest products. To remain competitive and offer even more choices to our customers, in 2007, we developed a health savings account to assist customers in making medical expenses more affordable and began offering Coverdell Education Savings Accounts to assist our customers with planning for educational expenses. We also began offering an eight month certificate of deposit with what we believe is an attractive interest rate. In addition, we offer a merchant bank card service through a third party vendor, which offers our commercial checking account customers the convenience of processing their debit and credit transactions with ease. In Today's Slavie, a quarterly newsletter, which we started to publish in the second quarter of 2007, we keep our customers informed of what is happening at the bank.

In addition to the variety of products we offer and the new ones mentioned above, our product development and review committee expects to implement remote deposit for commercial accountholders, a Slavie credit card, foreign currency services for our customers traveling abroad and check imaging services for our checking accountholders. We expect to develop and offer these services during 2008.

We continue to implement strategies formed during strategic planning meetings of the Board of Directors and the Company's officers over the past year and a half. In our continued efforts to boost the yield of our interest earning assets during a period of net interest margin compression, management is selling a larger percentage of the Company's residential loan originations to facilitate our goal of increasing and diversifying the mix of commercial loans to residential loans in our portfolio. This strategy has enabled us to increase our fee income on loans sold. In February 2007, we hired an experienced commercial loan originator who specializes in acquisition and rehabilitation programs for investors. And, to further our goal of increasing the average outstanding balance of our commercial loan portfolio, we hired another experienced commercial loan originator in November 2007, who specializes in commercial real estate development loans. In addition, we intensified our marketing strategy by offering incentives to attract new checking accounts in an effort to attain our goal of decreasing the yield on our interest bearing liabilities. Our directors, officers, management and staff remain committed in a unified effort to improve the Bank's profitability.

Key measurements and events for year ended December 31, 2007 include the following:

- Total assets at December 31, 2007 decreased by 1.14% to $172,244,000 as compared to $174,225,000 as of December 31, 2006.
- Total borrowings decreased by 12.82% from $39,000,000 at December 31, 2006 to $34,000,000 as of December 31, 2007.
- Net loans outstanding increased by 0.43% from $147,118,000 as of December 31, 2006 to $147,744,000 as of December 31, 2007.
- Nonperforming loans and foreclosed real estate totaled $1,551,000 at December 31, 2007. We believe an appropriate allowance for loan losses continues to be maintained.
- Deposits at December 31, 2007 were $114,098,000, an increase of $2,275,000 or 2.03% from $111,823,000 at December 31, 2006.
- We realized net income of $103,000 for the year ended December 31, 2007, compared to net income of $18,000 for the year ended December 31, 2006.
- Net interest income, our main source of income, was $3,277,000 during the year ended December 31, 2007 compared to $3,624,000 for the year ended December 31, 2006. This represents a 9.58% decrease for the year ended December 31, 2007 as compared to the same period in 2006.
- We had a commercial non-real estate loan charge-off of $120,000 and four overdraft protection loan charge-offs totaling $2,000 during the year ended December 31, 2007. We had one overdraft protection loan charge-off, which was less than $1,000 during the same period in 2006.
- Non-interest income increased by $157,000, or 56.68%, for the year ended December 31, 2007, as compared to the year ended December 31, 2006, from $277,000 to $434,000.

- Non-interest expense decreased by $196,000 or 5.63% for the year ended December 31, 2007, as compared to the year ended December 31, 2006, from $3,482,000 to $3,286,000.

A detailed discussion of the factors leading to these changes can be found in the discussion below.

General

Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets, primarily loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily federal funds sold), and interest expense on interest-bearing liabilities, consisting primarily of deposit accounts and borrowings. Net interest income is dependent upon the level of interest rates and the extent and degree of changes to such rates. Our profitability also depends on our non-interest expenses and, to a lesser extent, on our provision for loan losses, non-interest income and income taxes. Our profitability also may be affected significantly by changes in market interest rates, applicable statutes and regulations, general and local economic and competitive conditions, as well as other factors beyond our control.

Our non-interest income, which currently consists primarily of rental income, gain on sale of loans and other miscellaneous income, historically nominal, has improved over the past few years. One of our continued strategies going forward is to build our sources of non-interest income. See "Business Strategy." Non-interest expense currently consists primarily of compensation and related expenses, occupancy expense, deposit insurance premiums, advertising expense, data processing expense, furniture, fixture and equipment expenses, telephone, postage and delivery expenses and other general and administrative expenses.

In an effort to control 2007 non-interest expenses, we successfully replaced our branch full-time staffing position openings with part-time employees. This was not only a cost saving measure, but allowed for more scheduling flexibility during peak business hours, which provides better customer service. We continue to benefit from a three-year agreement, signed in 2006, which fixed our electric supply rate pricing.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America or GAAP, and follow general practices within the industry in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation allowance to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by the Company are presented in Note 1 to the financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses as the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate, based on, among other factors, historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions (particularly as such conditions relate to our market area). Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant estimates, assumptions and judgment. The loan portfolio also represents the largest asset type on our balance sheet.

We have developed a methodology for evaluating the adequacy of the allowance for loan losses that distinguishes between specific allowances for identified problem loans ("watch list" loans), a general valuation allowance on certain identified problem loans that do not meet the definition of impaired and a general valuation allowance for the remainder of the loan portfolio. Two of our officers review the watch list loans and establish an individual allowance allocation on certain loans based on such factors as: (1) the strength of the customer's personal or business cash flow; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral; (5) the strength of our collateral position; (6) the estimated cost to sell the collateral; and (7) the borrower's effort to cure the delinquency. We also establish a general allowance for watch list loans that do not have an individual allowance. We segregate these loans by loan category and assign allowance percentages to each category based on inherent losses associated with each type of lending and consideration that these loans, in the aggregate, represent an above-average credit risk and that more of these loans will prove to be uncollectible compared to loans in the general portfolio. Finally, we establish another general allowance for loans that are not on the watch list to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, has not been allocated to particular problem assets. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages based on our historical loss experience and delinquency trends. The allowance may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. The applied loss factors are reevaluated quarterly to ensure their relevance in the current environment.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for loan losses, including in connection with the valuation of collateral and the financial condition of the borrower. The establishment of allowance factors is a continuing exercise and allowance factors may change over time, resulting in an increase or decrease in the amount of the provision or allowance based upon the same volume and classification of loans. Changes in allowance factors or in management's interpretation of those factors will have a direct impact on the amount of the provision, and a corresponding effect on income and assets. Also, errors in management's perception and assessment of the allowance factors could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs, which would adversely affect income and capital. For additional information regarding the allowance for loan losses, see "Results of Operations for the Years Ended December 31, 2007 and 2006 — Provision for Loan Losses and Analysis of Allowance for Loan Losses."

As disclosed in Note 5 to the Consolidated Financial Statements, there are certain securities in an unrealized loss position that management believes at this time are temporarily impaired. If the fair value of these securities does not recover in a reasonable period of time or management can no longer demonstrate the ability and intent to hold then until recovery, a write down through the statement of operations would be necessary. As declines in the fair value of available-for-sale and held-to-maturity securities below their cost that are deemed to be other-than-temporary in nature are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management gives consideration to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its securities with the issuer for a period of time sufficient to allow for an anticipated recovery in fair value. Management also considers the assessment of whether or not investment impairment is other than temporary to be a critical accounting estimate.

On January 1, 2005, the Company adopted SFAS 123R using the modified-prospective transition method as more fully described in Note 1 of the Consolidated Financial Statement. The compensation expense recognized in 2007 pertaining to the stock-based compensation plans was $119,000 and the related tax benefit was $33,000. As of December 31, 2007, there was $309,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plans. This cost is expected to be recognized over a weighted average period of 2.4 years. The value of stock options and, therefore, the resulting expense realized is heavily dependent upon estimates and assumptions we make as elaborated upon in Note 12 of the consolidated financial statements.

Business Strategy

Our business strategy is to operate and grow a profitable community-oriented financial institution serving primarily retail customers in our market area. The following strategic initiatives form the foundation of our strategy:

Our business strategy is to grow and improve our profitability by:

- Leveraging excess equity to improve earnings;
- Increasing loan diversification with an emphasis on commercial lending;
- Increasing residential loan originations to sell on the secondary market;
- Increasing customer access through enhanced electronic delivery systems;
- Building sources of fee revenue to increase non-interest income;
- Maintaining a high quality loan portfolio through prudent underwriting practices; and
- Adding new products and services and improving channels of communication with our customers.

Leveraging excess equity to improve earnings. Leveraging excess equity means that we have sufficient regulatory capital to increase our deposits and other borrowings to finance a greater amount of interest earning assets. Our borrowings decreased $5,000,000 during 2007 and increased $3,000,000 during 2006.

Increasing loan diversification, particularly with respect to commercial business and commercial real estate loans. We believe that increasing loan diversification has increased our competitive profile and improved earnings through higher yields. Established in April 2004, our commercial loan department added two experienced commercial lenders in 2007. We focus our commercial lending activities on small to mid-size businesses in our market area. We seek to distinguish ourselves by providing responsive personal service and local decision making. Our goal is to grow the commercial business and commercial real estate loan portfolio to 30% of total loans over the next three years. During 2007, our commercial mortgage loans increased from $5,752,000 to $12,273,000, or 8.15% of our loan portfolio and our commercial business loans increased from $2,800,000 to $3,593,000, or 2.39% of our loan portfolio. We have also expanded our consumer lending activities by cross-selling to a larger base of transaction accounts.

Increasing residential loan originations. During 2007, we continued to originate residential mortgage loans within our market area. As of December 31, 2007 and December 31, 2006, $112,198,000 and $117,755,000, respectively, or 74.55% and 79.48%, respectively, of our total loan portfolio consisted of one- to four-family residential loans, including acquisition and renovation loans and non-owner occupied rehabilitation loans. During the years ended December 31, 2007 and December 31, 2006, we originated $23,569,000 and $14,400,000, respectively, of one- to four-family residential mortgage loans, including acquisition and renovation loans, and non-owner occupied rehabilitation loans.

Our growth strategy contemplates that we will only retain for our portfolio those loans meeting our interest rate risk and balance sheet composition targets and will sell the remaining loans in the secondary market on a servicing released basis and with recourse provisions that are standard in the industry. Our goal continues to be to increase the number of fixed rate loans that we sell in the secondary market. Over time, we may evaluate selling loans on a servicing retained basis. To date, our secondary market activities continue to improve. During 2007, we sold forty-four residential mortgage loans with a total principal balance of $7,142,000. Decisions to sell loans are based on prevailing market interest rate conditions and interest rate risk management and not on the anticipated collectibility of the loan sold.

We believe enhanced residential mortgage loan origination volume should (1) increase opportunities for non-interest income and (2) enhance the customer base for cross-selling purposes.

Increasing customer access through enhanced electronic delivery systems. We believe that our electronic delivery systems will increase transaction accounts, emphasize cross-selling, increase non-interest income and raise our profile. We are affiliated with an ATM network, allowing our customers to use the ATM machines of a larger financial institution, with a network of numerous local branches, without charge. Also, we continue to offer free ServiceFirst Internet Banking, Simplicity Bill Pay to our retail customers, and Business Bill Pay to our commercial account holders, allowing them to view their account information online, transfer balances among Slavie accounts and pay their bills electronically at any time.

Building sources of fee income. We have increased our fee income by, among other things, intensifying the marketing of transaction accounts and business checking accounts and broadening the financial products and services we offer. We offer a money market account with what we believe is an attractive tri-tiered interest rate level option, a business checking account with an earnings credit feature to counterbalance the typical service fees charged, and a premium rate personal checking account, requiring higher balances but paying a very competitive interest rate without the standard service fees. We provide financial planning and investment guidance services to our customers. Our activities to date in this area have improved significantly over prior years. Fee income increased by $79,000 during 2007 compared to 2006.

Maintaining a high quality loan portfolio through prudent underwriting practices. We believe that high asset quality is a key to long-term success. We have sought to maintain a high level of asset quality and moderate credit risk by focusing, in part, on residential mortgage lending and by using conservative underwriting standards. At December 31, 2007, our nonperforming loans (loans that were 90 days or more past due) were 0.32% of our total loan portfolio and 0.27% of total assets. Although we intend to continue to increase our commercial mortgage and commercial business lending, which have greater credit risk than residential mortgage loans, we will continue to use conservative underwriting standards.

Adding new products and services and improving upon how we inform our customers of Today's Slavie. In mid-year 2007, we created an alternative means for our customers to reach their financial well being potential by offering them investing guidance and financial planning expertise through a financial services operation, with the addition of a certified financial planner, who sells non-insured investment products. In 2007, we also developed a health savings account to assist customers in making medical expenses more affordable and began offering Coverdell Education Savings Accounts to assist our customers with planning for educational expenses. In addition, we offer a merchant bank card service through a third party vendor, offering the convenience of debit and credit card transaction processing to our commercial checking account customers. We have informed our customers of the launching of these new products and services through the distribution of a quarterly newsletter, entitled Today's Slavie.

Comparison of Financial Condition at December 31, 2007 and 2006

Assets. Our total assets decreased by $1,981,000, or 1.14%, to $172,244,000 at December 31, 2007, from $174,225,000 at December 31, 2006. The decrease in total assets resulted primarily from a $1,574,000, or 55.21% decrease in cash and cash equivalents, from $2,851,000 at December 31, 2006 to $1,277,000 at December 31, 2007, a $1,000,000, or 25.00%, decrease in investment securities held to maturity, from $4,000,000 at December 31, 2006 to $3,000,000 at December 31, 2007, a $953,000, or 29.78%, decrease in mortgage backed securities held to maturity, from $3,200,000 at December 31, 2006 to $2,247,000 at December 31, 2007, and a $254,000, or 12.11%, decrease in Federal Home Loan Bank stock, to $1,844,000 at December 31, 2007 from $2,098,000 at December 31, 2006. These decreases were partially offset by a $626,000, or 0.43%, increase in net loans receivable, from $147,118,000 at December 31, 2006 to $147,744,000 at December 31, 2007 and a $416,000, or 4.88% increase in investment securities available for sale, from $8,526,000 at December 31, 2006 to $8,942,000 at December 31, 2007.

Approximately 70.84% of the $626,000 increase in net loans receivable was the result of additional one-to-four family residential loan originations, consistent with our intended growth strategy in this area. Cash and cash equivalents decreased primarily due to our use of cash to pay off borrowings. In general, the decrease in mortgage-backed securities resulted from scheduled repayments and payoffs and our use of the received funds to originate loans. As we are not continuing to purchase mortgage-backed securities, we expect continued decreases in this asset both in amount and as a percentage of our assets.

Liabilities. Total liabilities decreased by $1,385,000, or 0.91%, to $150,475,000 at December 31, 2007, from $151,860,000 at December 31, 2006. The decrease in total liabilities resulted from a $5,000,000, or 12.82% decrease in borrowings, from $39,000,000 at December 31, 2006 to $34,000,000 at December 31, 2007, offset by increases of $2,275,000, or 2.03%, in deposits, from $111,823,000 at December 31, 2006 to $114,098,000 at December 31, 2007, a $693,000, or 180.47% increase in checks outstanding in excess of bank balance, from $384,000 at December 31, 2006 to $1,077,000 at December 31, 2007 and a $658,000, or 217.16% increase in other liabilities, from $303,000 at December 31, 2006 to $961,000 at December 31, 2007. The decrease in borrowings was consistent with our de-leveraging strategy in the current interest rate environment. The other liabilities consist primarily of escrow reserves for our renovation loans, accounts payable for treasury stock purchased on December 31, 2007, but not settled until early January 2008, accrued federal and state income taxes and accrued interest on Federal Loan Home Bank borrowings.

Stockholders' Equity. Total equity decreased by $596,000, or 2.66% to $21,769,000 at December 31, 2007, compared to $22,365,000 at December 31, 2006 as a result of the purchase of $914,000 in additional Treasury stock. The decrease in equity also reflects a $23,000 increase in accumulated other comprehensive loss (resulting from unrealized losses on investments available for sale, net of tax), offset by net income of $103,000 and stock based compensation of $171,000. We are considered "well capitalized" under the risk-based capital guidelines applicable to us.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made and no income was exempt from federal income taxes. All average balances are monthly average balances. We do not believe that the monthly averages differ materially from what the daily averages would have been. Non-accruing loans have been included in the table as loans carrying a zero yield. The amortization of loan fees is included in computing interest income, however, such fees are not material.

	At December 31,		Years Ended December 31,								
	2007		2007			2006			2005		
	Outstanding Balance	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate
	(Dollars in Thousands)										
Interest-earning assets:											
Loans receivable[1]	$147,744	5.71%	$145,659	$8,435	5.79%	$147,238	$8,165	5.55%	$129,169	$6,875	5.32%
Mortgage-backed securities	2,247	5.25	2,683	118	4.40	3,773	157	4.16	5,662	204	3.60
Investment securities (available for sale)	8,942	5.05	8,751	452	5.17	8,339	390	4.68	8,059	279	3.46
Investment securities (held to maturity)	3,000	4.60	3,583	138	3.85	4,000	151	3.78	3,997	153	3.83
Other interest-earning assets	2,612	10.38	4,383	271	6.18	3,931	228	5.80	6,062	209	3.45
Total interest-earning assets	164,545	5.72%	165,059	9,414	5.70%	167,281	9,091	5.43%	152,949	7,720	5.05%
Non-interest earning assets	7,699		7,406			7,074			7,232		
Total assets	$172,244		$172,465			$174,355			$160,181		
Interest-bearing liabilities:											
Savings deposits	$ 14,586	1.18%	$ 16,113	172	1.07%	$ 23,132	288	1.25%	$ 33,595	436	1.30%
Demand and NOW accounts	8,536	2.32	7,552	198	2.62	4,055	68	1.68	2,339	15	0.56
Certificates of deposit	89,675	4.78	88,964	4,290	4.82	82,037	3,497	4.26	72,124	2,537	3.52
Escrows	—	—	5	—	—	11	—	—	15	—	—
Borrowings	34,000	4.34	33,917	1,477	4.35	39,250	1,614	4.11	26,250	807	3.07
Total interest-bearing liabilities	146,797	4.18%	146,551	6,137	4.19%	148,485	5,467	3.68%	134,323	3,795	2.83%
Non-interest-bearing liabilities	3,678		3,691			3,330			3,077		
Total liabilities	150,475		150,242			151,815			137,400		
Total equity[2]	21,769		22,223			22,540			22,781		
Total liabilities and equity	$172,244		$172,465			$174,355			$160,181		
Net interest income				$3,277			$3,624			$3,925	
Interest rate spread[3]		1.54%			1.51%			1.75%			2.22%
Net interest-earning assets	$ 17,748		$ 18,508			$ 18,796			$ 18,626		
Net interest margin[4]		1.99%			1.99%			2.17%			2.57%
Ratio of interest earning assets to interest bearing liabilities				1.13x			1.13x			1.14x	

(1) Loans receivable are net of the allowance for loan losses.

(2) Total equity includes retained earnings and accumulated other comprehensive income (loss).

(3) Net interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

(4) Net interest margin represents net interest income as a percentage of average interest earning assets.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to changes in outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (*i.e.*, changes in volume multiplied by old rate), (2) changes in rate (*i.e.*, changes in rate multiplied by old volume), and (3) total changes in rate and volume. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended December 31, 2007 vs. 2006			Years Ended December 31, 2006 vs. 2005		
	Increase/(Decrease) Due to		Total Increase (Decrease)	Increase/(Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate	
	(Dollars in Thousands)					
Interest income:						
Loans receivable	$ (87)	$ 357	$ 270	$ 985	$ 305	$1,290
Mortgage-backed securities	(48)	9	(39)	(75)	28	(47)
Investment securities (available for sale)	20	42	62	10	101	111
Investment securities (held to maturity)	(16)	3	(13)	0	(2)	(2)
Other interest-earnings assets	27	16	43	(91)	110	19
Total interest income	(104)	427	323	829	542	1,371
Interest expense:						
Savings deposits	(79)	(37)	(116)	(132)	(16)	(148)
Demand and NOW deposits	79	51	130	15	38	53
Certificates of deposits	310	483	793	379	581	960
Escrow	0	0	0	0	0	0
Borrowings	(227)	90	(137)	479	328	807
Total interest expense	83	587	670	741	931	1,672
Net interest income	$(187)	$(160)	$(347)	$ 88	$(389)	$ (301)

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

Net Income. Net income increased by $85,000, or 472.22%, to $103,000 for the year ended December 31, 2007, from $18,000 for the year ended December 31, 2006. The increase was due primarily to a $323,000 increase in interest income, a $132,000 decrease in provision for loan losses, a $157,000 increase in non-interest income and a $196,000 decrease in non-interest expenses, offset by a $670,000 increase in interest expense.

Net Interest Income. Net interest income decreased $347,000, or 9.58%, to $3,277,000 for the year ended December 31, 2007, from $3,624,000 for the year ended December 31, 2006. The decrease was primarily a result of a 51 basis point increase in the cost of average interest bearing liabilities, from 3.68% to 4.19%, while the yield on average interest earning assets only increased 27 basis points from 5.43% to 5.70% and the balance in average interest earning assets decreased by $2,222,000, or 1.33%, to $165,059,000 from $167,281,000. The decrease was partially offset by a $1,934,000, or 1.30%, decrease in average interest bearing liabilities to $146,551,000 from $148,485,000.

Our interest rate spread decreased to 1.51% during the year ended December 31, 2007 from 1.75% during the year ended December 31, 2006, reflecting the more rapid increase in the cost of our average interest bearing liabilities as compared to the increase in the yield of our average interest earning assets. Our net interest margin decreased to 1.99% from 2.17% because the growth in the yield on average interest earning assets was not enough to offset the increase in the cost of interest bearing liabilities.

The ratio of interest earning assets to interest bearing liabilities remained unchanged at 1.13 times for the years ended December 31, 2007 and December 31, 2006.

Interest Income. Interest income increased by $323,000, or 3.55%, to $9,414,000 for the year ended December 31, 2007, from $9,091,000 for the year ended December 31, 2006. The increase in interest income resulted primarily from an increase of $270,000, or 3.31%, in interest and fee income from loans, $49,000, or 9.06%, in interest income from investment securities and $43,000, or 18.86%, in interest income from other interest earning assets (primarily consisting of interest earned on federal funds sold and Federal Home Loan Bank stock), partially offset by a decrease of $39,000, or 24.84% in interest income from mortgage-backed securities.

The increase in interest income reflected a 27 basis point increase in the yield on average interest earning assets to 5.70% for the year ended December 31, 2007 from 5.43% for the year ended December 31, 2006, reflecting an increase in market interest rates.

The increase in interest income and fees on loans was due to a 24 basis point increase in the average yield on net loans receivable. The increase in interest income from investment securities was primarily reflective of a 49 basis point increase in the average yield and a $412,000 or 4.94% increase in the average balance of available for sale investment securities.

The increase in interest income from other interest earning assets (federal funds sold and Federal Home Loan Bank stock) was due to a $452,000, or 11.50% increase in the average balance of other interest earning assets, from $3,931,000 for the year ending December 31, 2006 to $4,383,000 for the year ending December 31, 2007, and a 38 basis point increase in the average yield on these assets (as a result of increases in short term market interest rates).

The decrease in interest income from mortgage-backed securities was primarily the result of a $1,090,000, or 28.89% decline in average mortgage-backed securities, partially offset by a 24 basis point increase in the yield on these securities.

Interest Expense. Interest expense, which consists of interest paid on deposits and borrowings, increased by $670,000, or 12.26% to $6,137,000 for the year ended December 31, 2007, from $5,467,000 for the year ended December 31, 2006. The increase in interest expense resulted from an increase in the average balance of deposits and the average cost of interest bearing liabilities, while the balance of average interest bearing liabilities decreased slightly. The average balance of deposits increased to $112,629,000 from $109,224,000 and the average cost of deposits increased by 72 basis points as a result of a rising interest rate market. The average cost of borrowings increased by 24 basis points as a result of borrowings at higher interest rates, while the average balance of borrowings decreased to $33,917,000 from $39,250,000 as a result of paying down the borrowings.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level estimated as necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers, among other things, historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions (particularly as such conditions relate to our market area). We charge losses on loans against the allowance when we believe that collection of loan principal is unlikely. Recoveries on loans previously charged off are added back to the allowance.

Based on our evaluation of these factors, management made a provision of $244,000 and $376,000 for the years ended December 31, 2007 and December 31, 2006, respectively. There was one commercial loan charge-off of $120,000 that had been specifically reserved for in 2006 and four overdraft protection line of credit loan charge-offs of $2,000 during the year ended December 31, 2007. As discussed in the section of our Form 10-K for the year ended December 31, 2007 entitled "Business of Slavie Federal Savings Bank — Allowance for Loan Losses — Specific Allowance on Identified Problem Loans," we fully reserved for a commercial non-real estate loan in the allowance for loan losses because, although the borrower is paying as agreed per a workout agreement, we believe there is a substantial likelihood that we will not collect the total amount of the outstanding principal balance. We had an overdraft protection line of credit loan charge-off of less than $1,000 during the year ended December 31, 2006. We used the same methodology and generally similar assumptions in assessing the allowance for both periods.

The provision for 2007 reflects a $100,000 allowance allocated to an impaired non-real estate commercial loan discussed below, the increase of $6,521,000 in commercial mortgage loans and $793,000 in commercial non-mortgage loans during the year ended December 31, 2007. Non-performing loans decreased to $468,000 at December 31, 2007 from $1,486,000 at December 31, 2006, or 68.51% for the period. Non-performing loans were 0.32% and 1.01% of total loans at December 31, 2007 and 2006.

This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revisions as more information becomes available or as future events change. The level of the allowance is based on estimates, and the ultimate losses may vary from these estimates.

The allowance for loan losses totaled $972,000, or 0.65%, of gross loans outstanding of $150,501,000 at December 31, 2007, compared to an allowance for loan losses of $850,000, or 0.57% of gross loans outstanding of $148,160,000 at December 31, 2006. The increase to the loan loss reserve is due to the increase of our loans receivable balance and the addition of $100,000, or 100% of the loan balance of a commercial non-real estate loan that is classified as impaired. As of December 31, 2007, pursuant to regulatory requirements, we have specific reserves of $100,000 within the allowance for loan losses because we believe there is a substantial likelihood that we will not collect the total amount of the outstanding principal balance on this loan. The corporate commercial loan borrower filed Chapter 7 corporate bankruptcy in the third quarter of 2006 and filed Chapter 7 personal bankruptcy in the second quarter of 2007. We restructured the remaining debt to facilitate repayment of the loan in the third quarter of 2007 and the borrower has been paying as agreed.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination.

Other Income. Historically, our non-interest income had been relatively modest and one of our strategic initiatives is to increase our non-interest income. Non-interest income increased $157,000 or 56.68%, to $434,000 for the year ended December 31, 2007, as compared to $277,000 for the year ended December 31, 2006. The primary reason for the increase in non-interest income is a $66,000, or 165.00%, increase in gain on sale of loans to $106,000 for the year ended December 31, 2007 as compared to $40,000 for the year ended December 31, 2006. Rental income from our headquarters building increased $12,000, or 7.95%, to $163,000 for the year ended December 31, 2007 as compared to $151,000 for the year ended December 31, 2006. The increase in rental income is a result of our headquarters building being 100% leased to non-affiliated tenants at the end of 2007 as compared to 88% at the end of 2006. The increase is also the result of an increase in leasing rates to certain non-affiliated tenants during the past year.

Our other income (generally, fees from sales of non-insured investment products, processing fees and late charges on loan products and income from checking accounts and ATM usage) increased by $79,000, or 91.86%, to $165,000 for the year ended December 31, 2007, as compared to $86,000 for the year ended December 31, 2006. The increase is primarily due to $23,000 earned from commissions of non-insured investment products sales through our new financial services operation and $41,000 in loan processing fees.

Non-interest Expense. Non-interest expense was $3,286,000 for the year ended December 31, 2007 as compared to $3,482,000 for the year ended December 31, 2006, a decrease of $196,000, or 5.63%. The decrease was due primarily to decreases of $101,000, or 21.44%, in occupancy expenses, $75,000, or 36.76%, in furniture, fixtures and equipment expenses and $39,000, 6.05%, in other expenses, partially offset by an increase of $20,000, or 11.63%, in advertising expenses.

The decrease in occupancy expenses is the result of no longer carrying the costs associated with the operation of the Edgewood branch, which we closed in 2006. The decrease in furniture, fixtures and equipment expenses is due to the full depreciation of items purchased in 2001 to establish our new offices in Harford County. The decease in other expenses is the result of a concerted effort to reduce costs in such areas of operation as office supplies, insurance premiums and loan expenses and a decision to replace full-time branch staff openings with part-time employees.

Income Tax Expense. The provision for income taxes increased to $78,000 for the year ended December 31, 2007 from $25,000 for the year ended December 31, 2006, representing an increase of $53,000, or 212.00%. The increase in the provision for income taxes was due to a higher level of income before taxes. The effective tax rate was 43.09% and 58.14% for 2007 and 2006, respectively.

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting of deposits and borrowings. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, we have an asset/liability management committee, which consists of senior management and one outside director operating under a policy adopted by the board of directors. The committee is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk on a regular basis and the asset/liability management committee meets at least quarterly to review our asset/liability policies and interest rate risk position.

Net Portfolio Value and Interest Rate Risk. In past years, many savings institutions have measured interest rate sensitivity by computing the "gap" between the assets and liabilities which are expected to mature or reprice within certain time periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the Office of Thrift Supervision. However, the Office of Thrift Supervision now requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off-balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously on any given day by 50 to 300 basis points in 100 basis point increments, except for the first 50 basis points. However, given the current low level of market interest rates, we did not receive a NPV calculation for an interest rate decrease of greater than 200 basis points. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below. The Office of Thrift Supervision provides us the results of the interest rate sensitivity model, which is based on information we provide to the Office of Thrift Supervision to estimate the sensitivity of our net portfolio value.

The table below sets forth, as of December 31, 2007, the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.

Change in Interest Rates (Basis Points)	Net Portfolio Value			Net Portfolio Value as a % of Present Value of Assets	
	Estimated NPV	Amount of Change	Percent of Change	NPV Ratio	Change in Basis Points
	(Dollars in Thousands)				
+300	$ 8,096	$(7,992)	(50)%	5.00%	(422) basis points
+200	11,212	(4,875)	(30)	6.74	(248) basis points
+100	13,985	(2,103)	(13)	8.19	(102) basis points
+50	15,135	(952)	(6)	8.77	(45) basis points
0	16,088	—	—	9.22	— basis points
-50	16,680	592	4	9.47	25 basis points
-100	17,050	962	6	9.60	38 basis points
-200	16,533	445	3	9.20	(2) basis points

The table above indicates that at December 31, 2007, in the event of a 100 basis point increase in interest rates, we would experience a 13% decrease in net portfolio value. In the event of a 200 basis point increase in interest rates, we would experience a 30% decrease in net portfolio value.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

As indicated above, our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed our cost of funds. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect the interest rate spread. In order to offset the potential effects of dramatic increases in market rates of interest, we have, among other things, implemented or will implement a number of strategies designed to assist in managing interest rate risk, including the following:

- Pursuing greater diversification into other types of lending, particularly commercial real estate and commercial business loans, which typically have shorter terms and higher interest rates than single family residential mortgage loans;
- Offering a variety of adjustable rate loan products, including one-to-five-year adjustable rate mortgage loans, construction loans and home equity lines of credit;
- Reducing the interest rate sensitivity of interest-bearing liabilities through utilizing fixed rate FHLB advances with terms of more than one year;
- Placing a greater emphasis on building sources of non-interest income through expanded offerings of products and services and selling mortgage loans on the secondary market; and
- Emphasizing growth of less interest rate sensitive and lower cost "core deposits" in the form of transaction accounts, including commercial deposit accounts.

Liquidity Management

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, borrowings from the Federal Home Loan Bank of Atlanta, scheduled amortization and prepayment of loans and mortgage-backed securities, maturities and calls of held to maturity investment securities and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows, calls of securities and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competitors.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2007, cash and cash equivalents totaled $1,277,000. Securities classified as available-for-sale, which can provide additional sources of liquidity, totaled $8,942,000 at December 31, 2007. However, because all of these securities were in an unrealized loss position at December 31, 2007, and because management has the intent and ability to hold these securities until recovery or maturity, management does not consider these securities as a source of liquidity at December 31, 2007. Also, at December 31, 2007, we had advances outstanding of $34,000,000 from the Federal Home Loan Bank of Atlanta. On that date, we had the ability to borrow an additional $17,673,000.

At December 31, 2007, we had outstanding commitments to originate loans of $1,541,000 (excluding the undisbursed portions of loans). These commitments do not necessarily represent future cash requirements since certain of these instruments may expire without being funded. We also extend lines of credit to customers, primarily home equity lines of credit. The borrower is able to draw on these lines as needed, thus the funding is generally unpredictable. Unused home equity lines of credit amounted to $4,964,000 at December 31, 2007 and unused commercial lines of credit amounted to $887,000 at December 31, 2007. Since the majority of unused lines of credit expire without being funded, it is anticipated that our obligation to fund the above commitment amounts will be substantially less than the amounts reported.

Certificate of deposit accounts scheduled to mature within one year totaled $57,335,000, or 63.94%, of total certificates of deposit at December 31, 2007. Management believes that the large percentage of deposits in shorter-term certificates of deposit reflects customers' hesitancy to invest their funds in long-term certificates of deposit in the current interest rate environment in which some of the longer termed accounts have lower rates than the shorter termed accounts. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and/or additional borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2008. We believe, however, based on past experience, a significant portion of our certificates of deposit will remain with us. We also believe we have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of December 31, 2007.

Contractual Obligations	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years
			(Dollars in Thousands)		
Long and short-term debt obligations	$ 34,000	$ 9,000	$ —	$ —	$25,000
Certificate of deposit maturities	89,675	57,335	21,097	11,243	—
Total	$123,675	$66,335	$21,097	$11,243	$25,000

Our borrowings are with the Federal Home Loan Bank of Atlanta and are secured by Federal Home Loan Bank of Atlanta stock that we own and a blanket lien on mortgages. Borrowings at December 31, 2007 consisted of $7,500,000 short term fixed rate FHLB advances bearing interest at rates ranging from 4.40% to 4.52% and $26,500,000 long term convertible rate FHLB advances with fixed interest rates ranging from 3.63% to

4.90%. If not repaid or converted to a different product, the convertible rate advances will convert from a fixed to a floating rate after the initial borrowing periods ranging from three to sixty months. Borrowings at December 31, 2006 consisted of $12,500,000 short term fixed rate FHLB advances bearing interest at rates ranging from 5.28% to 5.36% and $26,500,000 long term fixed rate FHLB advances with interest rates ranging from 3.63% to 4.90%.

The following table represents information regarding short term FHLB borrowings during the years ended December 31, 2007 and 2006.

	December 31, 2007	December 31, 2006
	(Dollars in Thousands)	
Total outstanding at period-end	$ 7,500	$12,500
Average interest rate at period-end	4.56%	5.33%
Average balance during the period	$ 7,792	$12,667
Average interest rate during the period	5.17%	4.49%
Maximum balance during the period	$11,500	$ 9,500

Our primary investing activity is the origination of loans, primarily one- to four-family residential mortgage loans, commercial loans, and the purchase of securities. Our primary financing activity consists of activity in deposit accounts and Federal Home Loan Bank of Atlanta advances. Deposit growth outpaced asset growth over the past five to nine months and the increased liquidity has been placed in a federal funds account with our correspondent bank, used to pay down borrowed funds and to fund commercial and acquisition and renovation loans. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

The following table presents our primary investing and financing activities during the periods indicated.

	Year Ended December 31,	
	2007	2006
	(Dollars in Thousands)	
Investing Activities:		
One- to four-family loan originations	$23,868	$14,400
Other loan originations	9,825	12,222
Financing Activities:		
Increase in deposits	2,275	2,200
(Decrease) Increase in FHLB advances	(5,000)	3,000

The foregoing was consistent with our expectations and the pricing policies we implemented. Deposit products other than savings deposits and non-interest bearing demand deposits increased during 2007. Specifically, certificates of deposit increased by $3,679,000, NOW and money market demand deposits increased by $22,000 while savings deposits decreased by $1,374,000.

We are not aware of any known trends, events or uncertainties that will have or are reasonably likely to have a material effect on our liquidity, capital or operations, nor are we aware of any current recommendation by regulatory authorities, which if implemented, would have a material effect on liquidity, capital or operations.

Capital Management

We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2007, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See note 14 of the notes to the consolidated financial statements.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. Our exposure to credit loss from non-performance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

	Contract Amount at	
Financial Instruments Whose Contract Amount Represents Credit Risk	December 31, 2007	December 31, 2006
Lines of credit – commercial	$ 887	$1,210
Lines of credit – home equity	4,964	5,335
Lines of credit – overdraft checking	129	118
Mortgage loan commitments	1,541	830

Commercial lines of credit are generally secured by a blanket lien on assets of the borrower. Revolving Lines of Credit (RLOC) are typically used for short term working capital needs and are based most heavily on the accounts receivable and inventory components of the borrower's balance sheet. RLOC have terms of one year, are subject to annual reaffirmation and carry variable rates of interest. We generally receive a one percent fee, based on the commitment amount.

Equipment lines of credit are secured by equipment being purchased and sometimes by a blanket lien on assets of the borrower as well. Each advance is repaid over a three to five year period and carries a variable or prevailing fixed rate of interest. We will generally advance up to 80% of the cost of the new or used equipment. These credit facilities are revolving in nature and the commitment is subject to annual reaffirmation.

For both types of credit facilities listed above, we evaluate each customer's credit worthiness on a case-by-case basis.

Home equity lines of credit are secured by second deeds of trust on residential real estate. They have fixed expiration dates as long as there is no violation of any condition established in the contract. We evaluate each customer's credit worthiness on a case-by-case basis.

Overdraft lines of credit on checking accounts are unsecured. Linked to any Slavie Federal personal checking account, the line will automatically make a deposit to the customer's checking account if the balance falls below the amount needed to pay an item presented for payment.

Our outstanding commitments to make mortgages are at fixed rates ranging from 6.250% to 8.250% and 5.625% to 7.125% at December 31, 2007 and December 31, 2006, respectively. Loan commitments expire 60 days from the date of the commitment.

For the years ended December 31, 2007 and December 31, 2006, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Inflation and Changing Prices

The financial statements and related notes of SFSB, Inc. and subsidiaries have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation on our operations has not been significant. Unlike most industrial companies, virtually all of our assets and liabilities are primarily monetary in nature. As a result, interest rates generally have a more significant impact on our performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. For a discussion of the possible effect of changes in interest rates on our operations, see "— Management of Market Risk."

Forward Looking Statements

In addition to the historical information contained herein, this Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including with respect to our future business plans and strategy. Forward-looking statements often use words such as "believe," "expect," "plan," "may," "will," "should," "project," "contemplate," "anticipate," "forecast," "intend" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. These forward-looking statements include statements regarding the development and introduction of new services, revenues and profitability, deposit growth, liquidity, allowance for loan losses, underwriting standards, interest rate sensitivity, loan mix, growth strategy, funding of unused lines of credit, expected recovery of the carrying amount of real estate in connection with foreclosed property, market risk and financial and other goals.

These forward-looking statements are based on our beliefs, assumptions and on information available to us as of the date of this Annual Report, and involve risks and uncertainties. These risks and uncertainties include, in addition to those identified in our Annual Report on Form 10-K for the year ended December 31, 2007, among others: the effect of rising interest rates on our profits and asset values; risks related to our intended increased focus on commercial real estate and commercial business loans; adverse economic conditions in our market area; our dependence on key personnel; competitive factors within our market area; the effect of developments in technology on our business; adverse changes in the overall national economy as well as adverse economic conditions in our specific market area; adequacy of the allowance for loan losses; expenses as a result of our stock benefit plans; and changes in regulatory requirements and/or restrictive banking legislation.

Our actual results and the actual outcome of our expectations and strategies could differ materially from those described in this Annual Report. Because of these risks and uncertainties, you should not put undue reliance on any forward-looking statements. All forward-looking statements speak only as of the date of this report, and we undertake no obligation to make any revisions to the forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

SFSB, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
SFSB, Inc.
Bel Air, Maryland

We have audited the accompanying consolidated statements of financial condition of SFSB, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. SFSB, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SFSB, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Baltimore, Maryland
March 25, 2008

SFSB, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2007	2006
	(Dollars in Thousands, Except per Share Data)	
ASSETS		
Cash and due from banks	$ 612	$ 881
Federal funds sold	665	1,970
Cash and cash equivalents	1,277	2,851
Investment securities – available for sale	8,942	8,526
Investment securities – held to maturity	3,000	4,000
Mortgage backed securities – held to maturity	2,247	3,200
Loans receivable – net of allowance for loan losses of 2007 $972; 2006 $850	147,744	147,118
Foreclosed real estate	1,083	—
Federal Home Loan Bank of Atlanta stock, at cost	1,844	2,098
Premises and equipment, net	5,107	5,265
Accrued interest receivable	564	560
Other assets	436	607
Total assets	**$172,244**	$174,225
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$114,098	$111,823
Checks outstanding in excess of bank balance	1,077	384
Borrowings	34,000	39,000
Advance payments by borrowers for taxes and insurance	339	350
Other liabilities	961	303
Total liabilities	150,475	151,860
Stockholders' Equity		
Preferred stock, no par value, 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, par value $.01, 9,000,000 shares authorized, 2,975,625 shares issued at December 31, 2007 and 2006 and 2,817,644 and 2,907,759 shares outstanding at December 31, 2007 and 2006, respectively	30	30
Additional paid-in capital	12,828	12,788
Retained earnings (substantially restricted)	11,496	11,393
Unearned Employee Stock Ownership Plan shares	(992)	(1,050)
Treasury stock at cost, 2007, 157,981 shares and 2006, 67,866 shares	(1,434)	(660)
Accumulated other comprehensive loss	(159)	(136)
Total stockholders' equity	21,769	22,365
Total liabilities and stockholders' equity	**$172,244**	$174,225

See notes to consolidated financial statements.

SFSB, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2007	2006
	(Dollars in Thousands, Except for per Share Data)	
Interest and fees on loans	$8,435	$8,165
Interest and dividends on investment securities	590	541
Interest on mortgage backed securities	118	157
Other interest income	271	228
Total interest income	9,414	9,091
Interest on deposits	4,660	3,853
Interest on short-term borrowings	411	466
Interest on long-term borrowings	1,066	1,148
Total interest expense	6,137	5,467
Net interest income	3,277	3,624
Provision for loan losses	244	376
Net interest income after provision for loan losses	3,033	3,248
Other Income		
Rental income	163	151
Other income	165	86
Gain on sale of loans	106	40
Total other income	434	277
Non-Interest Expenses		
Compensation and other related expenses	1,740	1,746
Occupancy expense	370	471
Advertising expense	192	172
Service bureau expense	166	162
Furniture, fixtures and equipment	129	204
Telephone, postage and delivery	83	82
Other expenses	606	645
Total non-interest expenses	3,286	3,482
Income before income tax provision	181	43
Income tax provision	78	25
Net income	$ 103	$ 18
Basic Earnings per Share	$ 0.04	$ 0.01
Diluted Earnings per Share	$ 0.04	$ 0.01

See notes to consolidated financial statements.

SFSB, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007 AND DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Treasury Stock	Accumulated Other Comprehensive (Loss)	Total
			(Dollars in Thousands)				
BALANCE – JANUARY 1, 2006	$30	$12,730	$11,375	$(1,108)	$ (96)	$(126)	$22,805
Comprehensive income:							
Net income	—	—	18	—	—	—	18
Net unrealized loss on securities available for sale, net of taxes of $6	—	—	—	—	—	(10)	(10)
Total Comprehensive Income	—	—	—	—	—	—	8
Compensation under stock based benefit plans	—	58	—	58	101	—	217
Purchase of treasury stock (68,361 shares)	—	—	—	—	(665)	—	(665)
BALANCE – DECEMBER 31, 2006	30	12,788	11,393	(1,050)	(660)	(136)	22,365
Comprehensive income:							
Net income	—	—	103	—	—	—	103
Net unrealized loss on securities available for sale, net of taxes of $17	—	—	—	—	—	(23)	(23)
Total Comprehensive Income	—	—	—	—	—	—	80
Stock options exercised	—	—	—	—	67	—	67
Compensation under stock based benefit plans	—	40	—	58	73	—	171
Purchase of treasury stock (104,986 shares)	—	—	—	—	(914)	—	(914)
BALANCE – DECEMBER 31, 2007	$30	$12,828	$11,496	$ (992)	$(1,434)	$(159)	$21,769

See notes to consolidated financial statements.

SFSB, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2007	2006
	(Dollars in Thousands)	
Cash Flows from Operating Activities		
Net income	$ 103	$ 18
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Non-cash compensation under stock based compensation plans and Employee Stock Ownership Plan	171	217
Net amortization of premiums and discounts of investment securities	14	15
Amortization of deferred loan fees	(89)	(54)
Provision for loan losses	244	376
Gain on sale of loans	(106)	(40)
Loans originated for sale	(7,142)	(3,739)
Proceeds from loans sold	7,248	3,779
Provision for depreciation	233	410
Decrease (increase) in accrued interest receivable and other assets	181	(287)
(Decrease) increase in accrued interest payable	(7)	11
Increase (decrease) in other liabilities	665	(57)
Net Cash Provided by Operating Activities	1,515	649
Cash Flows from Investing Activities		
Purchase of available for sale securities	(452)	(390)
Proceeds from redemption of held to maturity securities	1,000	—
Net decrease (increase) in loans	347	(2,831)
Purchase of loans	(2,212)	—
Principal collected on mortgage backed securities	939	1,309
Purchase of Federal Home Loan Bank of Atlanta stock	(23)	(278)
Redemption of Federal Home Loan Bank of Atlanta Stock	277	135
Purchases of premises and equipment	(75)	(63)
Net Cash Used in Investing Activities	(199)	(2,118)
Cash Flows from Financing Activities		
Net increase in deposits	2,275	2,200
Increase (decrease) in checks outstanding in excess of bank balance	693	(1,535)
Proceeds from long term borrowings	10,000	6,500
Repayment of long term borrowings	(10,000)	(11,500)
Net change of short term borrowings	(5,000)	8,000
Decrease in advance payments by borrowers for taxes and insurance	(11)	(22)
Stock options exercised	67	—
Purchase of treasury stock	(914)	(665)
Net Cash (Used in) Provided by Financing Activities	(2,890)	2,978
(Decrease) increase in cash and cash equivalents	(1,574)	1,509
Cash and cash equivalents at beginning of year	2,851	1,342
Cash and cash equivalents at end of year	$ 1,277	$ 2,851
Supplemental Disclosures of Cash Flows Information:		
Cash paid during the year for:		
Income taxes	$ —	$ 295
Interest expense	$ 6,144	$ 5,446
Transfer of loan to foreclosed real estate	$ 1,083	$ —

See notes to consolidated financial statements.

Note 1 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of SFSB, Inc. ("the Company"), its wholly-owned subsidiaries, Slavie Federal Savings Bank ("the Bank") and the Bank's wholly-owned subsidiary, Slavie Holdings, LLC ("Holdings"). The accompanying consolidated financial statements include the accounts and transactions of these companies on a consolidated basis since inception. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Slavie Bancorp, MHC, a mutual holding company whose activity is not included in the accompanying consolidated financial statements, owns 58.08% of the outstanding common stock of the Company as of December 31, 2007.

Business

The Company's primary business is the ownership and operation of the Bank. The Bank's primary business activity is the acceptance of deposits from the general public and the use of the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Holdings, formed on August 18, 1999 as a Maryland limited liability company, was created to acquire and manage certain real property located at 1614 Churchville Road, Bel Air, Maryland. This property includes the main office and corporate headquarters of the Bank. In addition, the property houses mixed use office space, which is available for lease.

Significant Group Concentrations of Credit Risk

Most of the Bank's activities are with customers located within the greater Baltimore metropolitan area. The Bank does not have any significant concentrations to any one industry or customer.

Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. The material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the evaluation of other than temporary impairment of investment securities.

Investments and Mortgage Backed Securities

Securities available for sale are carried at fair value. Unrealized gains and losses, net of tax, on available for sale securities are reported as accumulated other comprehensive income (loss) until realized. Realized gains and losses on sales, determined using the specific identification method, are included in earnings.

Investments and mortgage-backed securities held to maturity are carried at amortized cost since management has the ability and intention to hold them to maturity. Amortization of related premiums and discounts are computed using the level yield method over the terms of the securities.

The Company evaluates securities for other-than-temporary impairment on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for an anticipated recovery in fair value. In evaluating an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and industry analysts' reports.

Note 1 — Summary of Significant Accounting Policies – (continued)

Loans Receivable

Loans receivable that management has the intent and ability to hold until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct loan origination costs are deferred and recognized by the level yield method over the contractual life of the related loan as an adjustment of yield.

The accrual of interest is generally discontinued when contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

An allowance for loan losses is provided through charges to income in an amount that management believes necessary for known and inherent losses in the loan portfolio that are both probable and estimable, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Statement of Financial Accounting Standards ("SFAS") No. 114, as amended by SFAS No. 118 addresses the accounting by creditors for impairment of certain loans. It is generally applicable for all loans except large groups of smaller balance homogeneous loans that are evaluated collectively for impairment, including residential mortgage loans and consumer installment loans. It also applies to all loans that are restructured in a troubled debt restructuring involving a modification of terms. SFAS No. 114 requires that the impaired loans be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans are reviewed for impairment on a monthly basis. The Company's methodology for assessing the adequacy of the allowance for loan losses consists of three key elements: (i) specific allowances for identified problem loans, including certain impaired or collateral-dependent loans; (ii) a general valuation allowance on certain identified problem loans; and (iii) a general valuation allowance on the remainder of the loan portfolio.

Specific Allowance on Identified Problem Loans. The loan portfolio is segregated first between loans that are on the "watch list" and loans that are not. Each loan on the watch list is reviewed and an individual reserve allocation is established on certain loans based on such factors as: (i) the strength of the customer's personal or business cash flow; (ii) the availability of other sources of repayment; (iii) the amount due or past due; (iv) the

Note 1 — Summary of Significant Accounting Policies – (continued)

type and value of collateral; (v) the strength of the collateral position; (vi) the estimated cost to sell the collateral; and (vii) the borrower's effort to cure the delinquency. If necessary, an allowance for certain impaired loans is established for the amounts by which the discounted cash flows (or collateral value or observable market price) are lower than the carrying value of the loan.

General Valuation Allowance on Certain Identified Problem Loans. A general allowance is established for watch list loans that do not meet the definition of impaired. These loans are segregated by loan category and allowance percentages are assigned to each category based on inherent losses associated with each type of lending and consideration that these loans, in the aggregate, represent an above-average credit risk and that more of these loans will prove to be uncollectible compared to loans in the general portfolio.

General Valuation Allowance on the Remainder of the Loan Portfolio. A general allowance is established for loans that are not on the watch list to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, has not been allocated to particular problem assets. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages based on the historical loss experience and delinquency trends. The allowance may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in a particular segment of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated regularly to ensure their relevance in the current environment.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method, based on the useful lives of the respective assets.

Foreclosed Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

Income Taxes

Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Company adopted the provision of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, "Accounting for Income Taxes." The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2007. Our policy is to recognize interest and

Note 1 — Summary of Significant Accounting Policies – (continued)

penalties on unrecognized tax benefits in income taxes expense in the Consolidated Statement of Operations. The Company did not recognize any interest and penalties for the year ended December 31, 2007. The tax years subject to examination by the taxing authorities are the years ended December 31, 2006, 2005, 2004 and 2003.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising Costs

Advertising costs are expensed as incurred.

Cash and Cash Equivalents

For the statement of cash flows, cash and cash equivalents include cash on hand, cash in banks, Federal Home Loan Bank overnight deposits and federal funds sold. Generally, federal funds are sold for one day periods.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the balance sheet when they are funded.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Note 1 — Summary of Significant Accounting Policies – (continued)

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the appropriate period. Unearned Employee Stock Ownership Plan ("ESOP") shares are not included in outstanding shares. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding as adjusted for the dilutive effect of outstanding stock options and unvested stock awards. Potential common shares related to stock options and unvested stock awards are determined based on the "treasury stock" method. Information related to the calculation of earnings per share is summarized for the years ended December 31, 2007 and 2006, as follows:

	Year Ended December 31, 2007	
	Basic	Diluted
	(In Thousands, Except per Share Data)	
Net income	$ 103	$ 103
Weighted average common shares outstanding	2,772	2,772
Diluted securities:		
Stock options	—	—
Unvested Stock Awards	—	—
Adjusted weighted average shares	2,772	2,772
Per share amount	$ 0.04	$ 0.04

	Year Ended December 31, 2006	
	Basic	Diluted
	(In Thousands, Except per Share Data)	
Net income	$ 18	$ 18
Weighted average common shares outstanding	2,815	2,815
Diluted securities:		
Stock options	—	5
Unvested Stock Awards	—	1
Adjusted weighted average shares	2,815	2,821
Per share amount	$ 0.01	$ 0.01

Share Based Compensation

Effective January 1, 2005, the Company adopted SFAS 123R using the modified-prospective transition method. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the statement of income at fair value. In addition to recognizing expense for options granted or modified subsequent to the adoption date, under the modified-prospective transition method, the Company will recognize expense over the remaining required service period for any stock options granted prior to January 1, 2005 for the portion of those grants for which the requisite service has not yet been rendered. Prior to the adoption of SFAS 123R, the Company did not recognize expense for stock options as it followed APB Opinion No. 25 and the exercise price of the options was not less than the share price at the date of grant.

Note 1 — Summary of Significant Accounting Policies – (continued)

Employee Stock Ownership Plan

The Company accounts for its employee stock ownership plan ("ESOP") in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants is presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt.

Shares are considered outstanding for earnings per share calculations when they are committed to be released; unallocated shares are not considered outstanding.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. Effective January 1, 2008, the Company adopted SFAS No. 159 and has determined that it is immaterial to the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. Effective January 1, 2008, the Company adopted FASB Statement No. 157 and has determined that it is immaterial to the consolidated financial statements.

FASB statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008.

Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, "Share-Based Payment," of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the "simplified" method in developing an estimate of expected term of "plain vanilla" share options and allows usage of the "simplified" method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the "simplified" method for estimating the expected term of "plain vanilla" share option grants after December 31, 2007. Effective January 1, 2008, the Company adopted SAB 110 and expects it will not have an impact on its consolidated financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of

Note 1 — Summary of Significant Accounting Policies – (continued)

excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The Company expects that EITF 06-11 will not have an impact on its consolidated financial statements.

Note 2 — Investment Securities — Available for Sale

The amortized cost and fair value of available for sale investment securities are as follows:

	Amortized Cost	Unrealized Gains	Gross Unrealized Losses	Gross Fair Value
	(Dollars in Thousands)			
December 31, 2007:				
Adjustable Rate Mortgage Portfolio Mutual Funds	**$9,200**	**$—**	**$258**	**$8,942**
December 31, 2006:				
Adjustable Rate Mortgage Portfolio Mutual Funds	$8,747	$—	$221	$8,526

No gains or losses were realized for the years ended December 31, 2007 and 2006. The mutual funds have no stated maturity date.

Note 3 — Investment Securities — Held to Maturity

The amortized cost and fair value of held to maturity investment securities are as follows:

	Amortized Cost	Unrealized Gains	Gross Unrealized Losses	Gross Fair Value
	(Dollars in Thousands)			
December 31, 2007:				
FNMA Note	**$1,000**	**$—**	**$ 8**	**$ 992**
FHLB Notes	**2,000**	**—**	**5**	**1,995**
Total	**$3,000**	**$—**	**$13**	**$2,987**
December 31, 2006:				
FNMA Note	$1,000	$—	$31	$ 969
FHLB Notes	2,000	—	46	1,954
FFCB Note	1,000	—	13	987
Total	$4,000	$—	$90	$3,910

The scheduled maturities of held to maturity investment securities at December 31, 2007 are shown below:

	Amortized Cost	Fair Value
	(Dollars in Thousands)	
Due within one year	**$2,000**	**$1,995**
Due after one year through five years	**—**	**—**
Due after ten years	**1,000**	**992**
Total	**$3,000**	**$2,987**

Note 4 — Mortgage Backed Securities — Held to Maturity

The amortized cost and fair value of mortgage backed securities — held to maturity are as follows:

	Amortized Cost	Unrealized Gains	Gross Unrealized Losses	Gross Fair Value
		(Dollars in Thousands)		
December 31, 2007				
FHLMC	**$1,355**	**$—**	**$28**	**$1,327**
GNMA	**720**	**3**	**3**	**720**
FNMA	**172**	**2**	**—**	**174**
	$2,247	**$ 5**	**$31**	**$2,221**
December 31, 2006				
FHLMC	$1,731	$—	$61	$1,670
GNMA	1,246	1	6	1,241
FNMA	223	—	—	223
	$3,200	$ 1	$67	$3,134

Note 5 — Gross Unrealized Losses of Investment Securities

Below are schedules of securities with unrealized losses as of December 31, 2007 and 2006. The Company's unrealized losses are the result, in part, of interest rate levels differing from those existing at the time of the purchase of the securities, overall economic conditions and, as to mortgage backed securities, actual and estimated prepayment speeds. None of the losses appear to be attributable to specific credit quality concerns. The Company has the ability and intent to hold the securities until the earlier of recovery or maturity. At December 31, 2007, the Company's adjustable rate mortgage portfolio mutual funds have unrealized loss depreciation of 2.80% from the Company's cost basis. The mutual funds hold primarily the highest quality credit rating adjustable rate mortgages. The value of these funds fluctuate in relation to the general level and direction of interest rates. Management believes that the unrealized losses, which have existed over the last few years, are attributable to the current rate environment combined with uncertainties in the U.S. housing market brought about, in part, by the subprime lending situation. Management believes these disruptions are only temporary in nature and expects the asset values of the funds to improve once liquidity is restored to the market and mortgage pricing spreads begin to narrow and return to a more stable market. As management has the intent and ability to hold these securities for the foreseeable future until anticipated recovery, the declines are not deemed to be other than temporary.

Note 5 — Gross Unrealized Losses of Investment Securities – (continued)

The following table shows the Company's gross unrealized losses and fair value of investments at December 31, 2007 and 2006:

	Continuous Unrealized Losses					
	For Less Than 12 Months		For More Than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)					
December 31, 2007						
Available for Sale Securities						
Adjustable Rate Mortgage Portfolio Mutual Funds	$—	$—	$ 8,942	$258	$ 8,942	$258
Held to Maturity Securities						
FNMA Note – 1 security	—	—	992	8	992	8
FHLB Note – 2 securities	—	—	1,995	5	1,995	5
Mortgage Backed Securities						
FHLMC – 2 securities	—	—	1,327	28	1,327	28
GNMA – 1 security	—	—	384	3	384	3
Total temporarily impaired securities	$—	$—	$13,640	$302	$13,640	$302

	Continuous Unrealized Losses					
	For Less Than 12 Months		For More Than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)					
December 31, 2006						
Available for Sale Securities						
Adjustable Rate Mortgage Portfolio Mutual Funds	$—	$—	$ 8,526	$221	$ 8,526	$221
Held to Maturity Securities						
FNMA Note – 1 security	—	—	969	31	969	31
FHLB Notes – 2 securities	—	—	1,954	46	1,954	46
FFCB Note – 1 security	—	—	987	13	987	13
Mortgage Backed Securities						
FHLMC – 3 securities	—	—	1,659	61	1,659	61
GNMA – 2 securities	—	—	1,128	6	1,128	6
Total temporarily impaired securities	$—	$—	$15,223	$378	$15,223	$378

Note 6 — Loans Receivable

Loans receivable consist of the following:

	December 31,	
	2007	2006
	(Dollars in Thousands)	
Mortgage loans 1 – 4 family residential	**$112,198**	$117,755
Construction loans	**2,205**	300
Commercial mortgage loans	**12,273**	5,752
Commercial non-mortgage loans	**3,593**	2,800
Home equity loans	**16,670**	16,857
Land loans	**3,135**	4,160
Home improvement loans	**95**	116
Consumer loans	**332**	420
Total Gross Loans Receivable	**150,501**	148,160
Allowance for loan losses	**(972)**	(850)
Deferred loan fees	**(247)**	(132)
Loans in process	**(1,538)**	(60)
Total Loans Receivable – Net	**$147,744**	$147,118

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Commercial loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

Directors and officers of the Company are permitted to borrow from the Bank to the extent permitted by applicable laws and regulations. The following table shows the activity in these related party loans:

	(Dollars in Thousands)
Beginning balance	**$1,242**
Loans made	**638**
New Personnel with existing loans prior to 2007	**350**
Principal repayments	**(363)**
Ending balance	**$1,867**

Activity in the Bank's allowance for loan losses for the periods indicated is as follows:

	Years Ended December 31,	
	2007	2006
	(Dollars in Thousands)	
Balance at beginning of period	**$ 850**	$474
Provision for loan losses	**244**	376
Charge-offs	**(122)**	—
Recoveries	**—**	—
Balance at end of period	**$ 972**	$850

Note 6 — Loans Receivable – (continued)

The following tables show a summary of information pertaining to impaired and non-accrual loans:

	December 31, 2007	December 31, 2006
	(Dollars in Thousands)	
Impaired loans without a valuation allowance	$ —	$ —
Impaired loans with a valuation allowance	100	1,343
Total impaired loans	$100	$1,343
Valuation allowance related to impaired loans	$100	$ 423
Total non-accrual loans	$468	$1,486
Total loans past-due ninety days or more and still accruing	$ —	$ —

	Years Ended December 31, 2007	Years Ended December 31, 2006
	(Dollars in Thousands)	
Average investment in impaired loans	$134	$1,326
Interest income recognized on impaired loans, on a cash basis	$ 1	$ 29

No additional funds are committed to be advanced in connection with impaired loans.

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. The financial instruments are limited to commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of these instruments express the extent of involvement the Bank has in each class of financial instruments.

The Bank's exposure to credit loss from non-performance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless otherwise noted, the Bank does not require collateral or other security to support financial instruments with off-balance-sheet credit risk.

Financial Instruments Whose Contract Amount Represents Credit Risk	Contract Amount at December 31, 2007	Contract Amount at December 31, 2006
	(Dollars in Thousands)	
Lines of credit – commercial	$ 887	$1,210
Lines of credit – home equity	4,964	5,335
Lines of credit – overdraft checking	129	118
Mortgage loan commitments	1,541	830

Commercial lines of credit are generally secured by a blanket lien on assets of the borrower. Revolving Lines of Credit (RLOC) are typically used for short term working capital needs and are based most heavily on the accounts receivable and inventory components of the borrower's balance sheet. RLOC have terms of one year, are subject to annual reaffirmation and carry variable rates of interest. The Bank generally receives a one percent fee, based on the commitment amount.

Equipment lines of credit are secured by equipment being purchased and sometimes by a blanket lien on assets of the borrower as well. Each advance is repaid over a three to five years term and carries a variable or

Note 6 — Loans Receivable – (continued)

prevailing fixed rate of interest. The Bank will generally advance up to 80% of the cost of the new or used equipment. These credit facilities are revolving in nature and the commitment is subject to annual reaffirmation.

For both types of credit facilities listed above, the Bank evaluates each customer's credit worthiness on a case-by-case basis.

Home equity lines of credit are secured by second deeds of trust on residential real estate. They have fixed expiration dates as long as there is no violation of any condition established in the contract.

The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Overdraft lines of credit on checking accounts are unsecured. Linked to any Slavie Federal personal checking account, the line will automatically make a deposit to the customer's checking account if the balance falls below the amount needed to pay an item presented for payment.

The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers.

The Bank's outstanding commitments to make mortgages are at fixed rates ranging from 6.250% to 8.250% and 5.625% to 7.125% at December 31, 2007 and December 31, 2006 respectively.

Note 7 — Investment in Federal Home Loan Bank of Atlanta Stock

The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta ("FHLB"). On December 17, 2004, the FHLB adopted a new capital plan under which member institutions are required to maintain capital stock based upon two components. The first component is a stock requirement equal to 0.20% of the member's total assets as of the preceding year end. The second component is a stock requirement equal to 4.50% of the member's outstanding advances. Purchases and sales of stock are made directly with the FHLB at par value. This restricted stock is carried at cost.

Note 8 — Premises and Equipment

Premises and equipment are summarized by major classification as follows:

	December 31,		Useful Life in Years
	2007	2006	
	(Dollars In Thousands)		
Land	**$1,128**	$1,128	—
Office building	**4,695**	4,639	40
Furniture, fixtures and equipment	**1,221**	1,211	3 – 10
	7,044	6,978	
Accumulated depreciation	**1,937**	1,713	
	$5,107	$5,265	

The provision for depreciation charged to operations for the years ended December 31, 2007 and 2006 amounted to $233,000 and $410,000, respectively.

Holdings has negotiated and rented office space to non-bank tenants in the Churchville Road property under various noncancellable operating leases. Credit is extended based on an evaluation of the lessee's financial condition and, generally, collateral is not required. These leases included no commitments to provide for various tenant-finishing costs at December 31, 2007.

The cost and accumulated depreciation of the property, which is included in premises and equipment of the Company, was $5,472,000 and $801,000, respectively, at December 31, 2007.

Note 8 — Premises and Equipment – (continued)

Future minimum rentals to be received from non-Company tenants under noncancellable operating leases in effect at December 31, 2007, and in the aggregate, are as follows:

	(Dollars in Thousands)
2008	$158
2009	65
2010	51
2011	49
2012	43
Thereafter	77
	$443

Rentals received in 2007 and 2006 were $163,000 and $151,000 respectively and are recorded in other income.

Note 9 — Deposits

The Bank has the following deposits:

	December 31, 2007	December 31, 2006
	(Dollars in Thousands)	
Non-interest bearing demand deposits	$ 1,301	$ 1,356
NOW and money market demand deposits	15,390	15,368
Savings deposits	7,718	9,092
Certificates of deposit	89,675	85,996
	114,084	111,812
Accrued interest on deposits	14	11
	$114,098	$111,823

The aggregate amount of certificates of deposit accounts with a minimum denomination of $100,000 was $29,714,000 and $26,547,000 as of December 31, 2007 and 2006, respectively.

Scheduled maturities of certificates of deposit are as follows:

Maturing Within	December 31, 2007 (Dollars in Thousands)
One year	$57,335
Two years	11,800
Three years	9,297
Four years	5,805
Five years	5,438
Total	$89,675

Note 9 — Deposits – (continued)

	Years Ended December 31,	
	2007	2006
Interest Expense on Deposits	(In Thousands)	
NOW and money market demand deposits	**$ 257**	$ 149
Savings deposits	**113**	207
Certificates of deposit	**4,290**	3,497
	$4,660	$3,853

Note 10 — Borrowings

The Bank has a line of credit from the Federal Home Loan Bank of Atlanta ("FHLB"). The line is secured by the FHLB stock and a blanket lien on mortgages. There is no set limit. Each borrowing is evaluated on a case-by-case basis by the lender. The Bank also has a $1 million unsecured line of credit with its correspondent bank, M & T Bank, however no advances have been made on this line.

At December 31, 2007 and 2006, outstanding borrowings with the FHLB were $34 million and $39 million respectively. Borrowings at December 31, 2007 consisted of $6 million short term fixed rate FHLB advances bearing interest at 4.52% and $26.5 million long term fixed rate FHLB advances with interest rates ranging from 3.63% to 4.90%. There is also $1.5 million short term daily rate FHLB advance bearing an interest rate of 4.40% as of December 31, 2007. Borrowings at December 31, 2006 consisted of $12.5 million short term fixed rate FHLB advances bearing interest rates ranging from 5.28% to 5.36% and $26.5 million long term fixed rate FHLB advances with interest rates ranging from 3.63% to 4.90%.

The maturities of advances outstanding as of December 31, 2007 are as follows:

Due Within	(Dollars in Thousands)
One year	**$ 9,000**
Beyond five years	**25,000**
	$34,000

Note 11 — 401(k) Plan and Deferred Compensation Agreement

The Bank has a 401(k) plan. Employees could contribute up to $15,000 in 2007, with those over fifty years old allowed an additional $5,000 catch-up contribution. The Bank will match 25% of the employee's contribution up to the amount as permitted by law. The Bank's cost was $10,000 and $12,000, respectively, for the years ended December 31, 2007 and 2006.

The Bank also entered into a deferred compensation agreement with one of its former officers. The liability under this agreement was accrued by charges to operating expense during prior periods. The liability balances were $34,000 and $44,000 at December 31, 2007 and 2006.

Note 12 — Stock Grants and Stock Option Plans

On January 1, 2005, the Company adopted SFAS 123R using the modified-prospective transition method as more fully described in Note 1. The compensation expense recognized pertaining to the stock-based compensation plans was $119,000 and $161,000 for the years ended December 31, 2007 and 2006. The related tax benefit was $33,000 and $49,000 for the years ended December 31, 2007 and 2006.

As of December 31, 2007, there was $309,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plans. This cost is expected to be recognized over a weighted average period of 2.4 years.

Note 12 — Stock Grants and Stock Option Plans – (continued)

Under the 2005 Stock Option Incentive Plan (the Plan), the directors and certain employees of the Company are eligible to receive options to purchase shares of common stock with an exercise price equal to the fair market value of a share of common stock on the grant date. Shares that may be issued under the Plan shall not exceed in the aggregate 102,061 shares. Unless otherwise authorized by the Board of Directors, each grant shall vest over a five-year period and will expire no later than ten years from the date of the grant.

Information regarding the Company's stock option plan as of and for the year ended December 31, 2007 is as follows:

	Shares	Weighted Average Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Options outstanding, beginning of year	102,061	$9.15	8.6	
Options granted	—	—	—	
Options exercised	7,290	$9.15	—	
Options forfeited	—	—	—	
Options outstanding, end of year	94,771	$9.15	7.6	—
Options exercisable, end of year	37,908	$9.15	7.6	—

Under the 2005 Recognition and Retention Stock Award Plan (the Award Plan), the directors and certain employees of the Company are eligible to receive shares of restricted stock. If a participant terminates employment for reasons other than death, disability, normal retirement following a change of control, he or she forfeits all right to the unvested shares. The awards vest over a five-year period and, therefore, the fair value of such awards are accrued ratably over a five-year period as compensation expense.

Information regarding the Company's Award Plan as of and for the year ended December 31, 2007 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested shares outstanding, beginning of year	27,607	$9.40
Shares granted	—	—
Shares vested	(7,581)	$9.40
Shares forfeited	—	—
Nonvested shares, end of year	20,026	$9.40

Note 13 — Common Stock

During the year ended December 31, 2007, the Company repurchased 104,986 shares of its stock at an average price of $8.71 per share. During the year ended December 31, 2006, the Company repurchased 68,361 shares of its stock at an average price of $9.73 per share. Treasury Stock is recorded at cost and is shown as a reduction of stockholders' equity.

In 2004, the Bank reorganized to a federally chartered stock savings bank and it established an Employee Stock Ownership Plan ("ESOP") for its employees. The ESOP acquired 116,630 shares of the Company's common stock with funds provided by a loan from the Company, to be repaid principally from the Bank's contributions to the ESOP with twenty equal annual installments through 2024, bearing interest at the Wall Street Journal prime rate adjusted monthly. Shares are released to participants proportionately as the loan is repaid. The

Note 13 — Common Stock – (continued)

Bank recognizes compensation expense as shares are committed for release from collateral at their current market price. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of debt. The compensation cost for the years ended December 31, 2007 and 2006 was $52,000 and $56,000, respectively. The ESOP holds the common stock in a trust for allocation among participating employees, in trust or allocated to the participants' accounts; and an annual contribution from the Bank to the ESOP; and earnings thereon. There were 99,136 and 104,968 of unearned ESOP shares at December 31, 2007 and 2006, respectively. The fair value of unearned ESOP shares at December 31, 2007 is estimated to be $818,000.

All employees of the Bank who attain the age of 21 and complete one year of service with the Bank will be eligible to participate in the ESOP. Each participant's vested interest under the ESOP is determined according to the following schedule: 0% for less than 5 years of service with the Company and 100% for more than 5 years of service. For vesting purposes, a year of service means any plan year in which an employee completes at least 1,000 hours of service (whether before or after the ESOP's January 1, 2004 effective date). Vesting accelerates to 100% upon a participant's attainment of normal retirement age 65, death or disability.

Note 14 — Regulatory Requirements

The Bank is required to maintain cash reserve balances in vault cash or with the Federal Reserve Bank. The total of these reserve balances at December 31, 2007 was approximately $150,000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting principles. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Office of Thrift Supervision has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's category.

Note 14 — Regulatory Requirements – (continued)

The following table summarizes the Bank's regulatory capital position at December 31, 2007 and 2006.

	Actual		Minimum for Capital Adequacy Purposes		Minimum to Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
			(Dollars in Thousands)			
December 31, 2007						
Tangible[1]	**$16,948**	**9.81%**	**$2,591**	**1.50%**	**N/A**	**N/A**
Tier I risk-based[2]	**16,948**	**16.42%**	**N/A**	**N/A**	**$ 6,194**	**6.00%**
Core (leverage)[1]	**16,948**	**9.81%**	**6,909**	**4.00%**	**8,637**	**5.00%**
Total risk-based[2]	**17,920**	**17.36%**	**8,259**	**8.00%**	**10,324**	**10.00%**
December 31, 2006						
Tangible[1]	$16,775	9.62%	$2,617	1.50%	N/A	N/A
Tier I risk-based[2]	16,775	16.93%	N/A	N/A	$ 5,944	6.00%
Core (leverage)[1]	16,775	9.62%	6,978	4.00%	8,723	5.00%
Total risk-based[2]	17,625	17.79%	7,926	8.00%	9,907	10.00%

(1) To adjusted total assets.

(2) To risk-weighted assets.

The following table provides a reconciliation of total equity per the consolidated financial statements to capital amounts reflected in the above table:

	December 31,	
	2007	2006
	(Dollars in Thousands)	
Total equity	**$21,769**	$22,365
Adjustment for accumulated other comprehensive loss	**159**	136
Adjustment for intangible assets	**(6)**	(17)
Adjustment for parent company equity	**(4,974)**	(5,709)
Tangible, Tier 1 and Core capital	**16,948**	16,775
Allowance for loan losses	**972**	850
Total risk-based capital	**$17,920**	$17,625

The Bank was allowed a special bad debt deduction at various percentages of otherwise taxable income for various years through December 31, 1987. If the amounts, which qualified as deductions for federal income tax purposes prior to December 31, 1987, are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal income tax at the then current corporate rate and mortgage loans must be maintained at the December 31, 1987 level to receive current tax deductions for loan losses. Retained earnings at December 31, 2007 and 2006 include $1,580,000, for which no provision for federal income tax has been provided. The unrecorded deferred income tax liability on the above amount was approximately $610,000.

Note 15 — Income Taxes

The income tax provision consists of the following for the years ended December 31, 2007 and 2006.

	December 31,	
	2007	2006
	(Dollars in Thousands)	
Current		
Federal	$ (18)	$ 173
State	(8)	30
	(26)	203
Deferred		
Federal	89	(146)
State	15	(32)
	104	(178)
	$ 78	$ 25

The amounts computed by applying the statutory federal income tax rate to the income before taxes is less than the taxes provided for the following reasons:

	Years Ended December 31,			
	2007		2006	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
	(Dollars in Thousands)			
Federal tax at statutory rate	$61	34.00%	$15	34.00%
Increases (Decreases) in Taxes				
State tax, net of federal income tax benefit	$ 5	2.76	(2)	(3.91)
Other	12	6.33	12	28.05
	$78	43.09%	$25	58.14%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below:

	December 31,	
	2007	2006
	(Dollars in Thousands)	
Deferred Tax Assets:		
Allowance for loan losses	$ 383	$ 328
Deferred compensation	13	17
Reserve uncollected interest	1	1
Market value adjustment on available for sale securities	102	85
Stock-based compensation	31	46
Total gross deferred tax assets	530	477
Deferred Tax Liabilities:		
Federal Home Loan Bank of Atlanta stock dividends	(102)	(100)
Depreciation	(191)	(52)
Total gross deferred tax liabilities	(293)	(152)
Net deferred tax assets	$ 237	$ 325

Note 16 — Disclosures About Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash equivalents, accrued interest receivable and accrued interest payable due to the short-term nature of these financial instruments. Fair value is based upon market prices quoted by dealers for investment securities and mortgage backed securities. The carrying amount of Federal Home Loan Bank of Atlanta stock is a reasonable estimate of fair value. Loans receivable were discounted using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered on deposits of similar remaining maturities. The fair value of borrowings is estimated using discounted cash flow analyses, based on rates currently available to the Bank for borrowings with similar terms and remaining maturities.

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in Thousands)			
Financial Assets				
Cash and equivalents	$ 1,277	$ 1,277	$ 2,851	$ 2,851
Investment securities available for sale	8,942	8,942	8,526	8,526
Investment securities held to maturity	3,000	2,987	4,000	3,910
Mortgage backed securities held to maturity	2,247	2,221	3,200	3,134
Federal Home Loan Bank stock	1,844	1,844	2,098	2,098
Loans receivable – net	147,744	144,763	147,118	141,590
Accrued interest receivable	564	564	560	560
Financial Liabilities				
Deposits	$114,098	$114,446	$111,823	$112,091
Borrowings	34,000	35,251	39,000	38,653
Accrued interest payable	95	95	102	102
Financial Instruments – Off-Balance Sheet				
Loan commitments	$ —	$ —	$ —	$ —
Lines of credit	—	—	—	—

Note 17 — Related Party Transactions

Since August 2003, Mr. J. Benson Brown, a Director of the Bank, has provided the Bank with real estate consulting services. For the years ended December 31, 2007 and 2006, Slavie Federal Savings Bank paid Mr. Brown $700 and $3,000, respectively, for these services.

Mr. Thomas L. Drechsler, a director of the Company, currently serves as the Bank's general counsel through Kearney, Drechsler & Awalt, LLC, of which Mr. Drechsler is a 33% owner. Through other firms, Mr. Drechsler has served as Slavie Federal Savings Bank's general counsel since 2000. For the years ended December 31, 2007 and 2006, Slavie Federal Savings Bank paid law firms that Mr. Drechsler was associated with $33,000 and $12,000, respectively, for legal services. Through Sage Title Group, LLC (formerly Universal Title, LLC), Mr. Drechsler also provides settlement related services to the Bank's borrowers in connection with loans originated by the Bank. In those circumstances, Sage Title Group, LLC (formerly Universal Title, LLC) is compensated by the borrower. For the years ended December 31, 2007 and 2006, borrowers paid Sage Title Group, LLC (formerly Universal Title, LLC) $31,000 and $73,000, respectively, for those services.

Note 18 — Condensed Financial Information (Parent Company Only)

	December 31,	
	2007	2006
	(Dollars in Thousands)	
Statements of Financial Condition		
ASSETS		
Cash and cash equivalents	$ 4,207	$ 4,684
Note receivable – ESOP	991	1,050
Investment in subsidiary	16,795	16,656
Total assets	$21,993	$22,390
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Other liabilities	$ 224	$ 25
Total liabilities	224	25
Total stockholders' equity	21,769	22,365
Total liabilities and stockholders' equity	$21,993	$22,390

	December 31,	
	2007	2006
	(Dollars in Thousands)	
Statements of Income		
Total Revenue	$ 84	$ 89
Non-interest Expense	16	38
Income before equity in undistributed net income (loss) of subsidiary and income taxes	68	51
Undistributed net income (loss) of subsidiary	61	(13)
Income before income tax provision	129	38
Income tax provision	26	20
Net income	$103	$ 18

Note 18 — Condensed Financial Information (Parent Company Only) – (continued)

	Years Ended December 31,	
	2007	2006
	(Dollars in Thousands)	
Statements of Cash Flows		
Operating activities		
Net income	$ 103	$ 18
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash compensation under stock based compensation plans and Employee Stock Ownership Plan	73	101
Equity in undistributed net (income) loss of subsidiary	(61)	13
Decrease in note receivable – ESOP	58	58
Decrease (increase) in other assets	—	6
Increase in other liabilities	197	17
Net Cash Provided by Operating Activities	370	213
Financing activities		
Exercise of options	67	—
Purchase of treasury stock	(914)	(665)
Net Cash Used in Financing Activities	(847)	(665)
Decrease in cash and cash equivalents	(477)	(452)
Cash and cash equivalents at beginning of year	4,684	5,136
Cash and cash equivalents at end of year	$4,207	$4,684

DIRECTORS AND OFFICERS

Directors of SFSB, Inc. and Slavie Federal Savings Bank

J. Benson Brown
Real estate consulting,
JB Brown Associates

Thomas J. Drechsler
Practicing attorney,
Kearney, Drechsler & Awalt, LLC

Robert M. Stahl IV
Practicing attorney and a Certified Public Accountant,
Law Offices of Robert M. Stahl

James D. Wise
Financial and investment consulting,
Ronald Blue & Co., LLC

Philip E. Logan
President, Chief Executive Officer and Chairman

Charles E. Wagner, Jr.
Executive Vice President, Chief Lending Officer
and Secretary

Officers of SFSB, Inc.

Philip E. Logan
President and Chief Executive Officer

Charles E. Wagner, Jr.
Executive Vice President,
Chief Lending Officer and Secretary

Sophie T. Wittelsberger
Vice President and Chief Financial Officer

Officers of Slavie Federal Savings Bank

Philip E. Logan
President and Chief Executive Officer

Charles E. Wagner, Jr.
Executive Vice President,
Chief Lending Officer and Secretary

Michael Tagg
Vice President — Commercial Loan Officer

Lauren Rebbel
Vice President — Slavie Financial Services

Andrea Niedzwicki
Assistant Vice President — Loan Administration

Gary E. Barnoff
Vice President — Branch Operations
and Compliance Officer

Sophie T. Wittelsberger
Vice President, Chief Financial Officer
and CRA Officer

James T. Nichols
Vice President — Commercial Loan Officer

Patricia Zimmerman
Assistant Vice President — Overlea Branch Manager

INVESTOR AND CORPORATE INFORMATION

Annual Meeting

The annual meeting of stockholders will be held at 4:00 p.m. on May 15, 2008 at the Slavie Federal Savings Bank Community Room located at 1614 Churchville Road, Bel Air, Maryland.

Stock Listing and Market Information

SFSB, Inc.'s common stock is traded on the Over the Counter Bulletin Board ("OTCBB") under the symbol "SFBI.OB." As of March 31, 2008, the number of holders of record of SFSB, Inc.'s common stock was approximately 140.

SFSB, Inc. first issued shares of common stock on December 30, 2004 and trading began on the OTCBB on December 31, 2004. The following table represents the Company's common stock, based on high and low sales information as reported on the OTCBB. This information reflects inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

	High	Low
December 31, 2004	$11.00	$10.75
March 31, 2005	10.95	9.00
June 30, 2005	9.35	8.40
September 30, 2005	9.40	8.95
December 31, 2005	9.90	9.10
March 31, 2006	9.80	9.10
June 30, 2006	10.05	9.55
September 30, 2006	9.75	9.60
December 31, 2006	9.95	9.60
March 31, 2007	9.40	9.40
June 30, 2007	9.30	9.25
September 30, 2007	8.10	8.10
December 31, 2007	8.25	8.25

SFSB, Inc. has not paid any cash dividends.

Stockholder and General Inquiries

SFSB, Inc.
1614 Churchville Road
Bel Air, Maryland 21015
(443) 265-5570
Attention: Charles E. Wagner, Jr.
Executive Vice President

Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, Illinois 60606-6905
(312) 427-2953

Please contact our transfer agent directly for assistance in changing your address, elimination of duplicate mailing, transferring stock, or replacing lost, stolen or destroyed stock certificates.

Annual Reports

A copy of the SFSB, Inc. Annual Report on Form 10-KSB without exhibits for the year ended December 31, 2007 as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Charles E. Wagner, Jr., Executive Vice President, SFSB, Inc., 1614 Churchville Road, Bel Air, Maryland 21015.

Independent Registered Public Accounting Firm

Beard Miller Company LLP
Suite 404
100 West Road
Baltimore, Maryland 21204

Special Counsel

Ober, Kaler, Grimes & Shriver
A Professional Corporation
120 E. Baltimore Street
Baltimore, Maryland 21202

Slavie Federal Savings Bank's Office Locations

Main Office
1614 Churchville Road
Bel Air, MD 21015

Branch Office
3700 East Northern Pkwy
Baltimore, MD 21206

END